Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company: Lycos, Inc.
                                                    Commission File No. 0-27830


                    Terra Networks, S.A. Slide Presentation


                               [terra LYCOS Logo]


                      The Creation of a Global Leader in
                            Internet, New Media and
                                Communications


             [Telefonica Logo]                     [Bertelsmann Logo]

                             Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Terra's and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

For a detailed discussion of these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos' filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its From 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos' S-3 filing that became effective in March, 2000.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Terra and Lycos. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Terra and Lycos with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra.

                          Terra Lycos Strategic Vision
        Value for Consumers and Shareholders Will be Created by Leading
             the Convergence of Media and Communications Globally


                               [GRAPHIC OMITTED]

               Fixed Telephony                              Web TV/Media


Mobile Communication           terra        LYCOS               Cable Modems


                            Multiple-Access Portal
                                     (MAP

                                             Wireless
               PDA's
                                                  Web Phone

                                Terra Networks


                                             The Leading Global
                                             Spanish and Portuguese
[terra Logo]                                 Language Internet
                                             Access and Content
                                             Company

o    2 million subscribers
o    14 cuntries
o    Multiple access offerings
o    Rich/compelling content
o    Network model


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                           Commanding Market Position


                               [GRAPHIC OMITTED]

                                                       Spain
U.S.A.                                                 #1   #1
     #1

                                        Guatemala
   Mexico                               #1     #1
  #2   #1                                                        Access Portal


               Peru
             #1     #1                             Brazil
                                                  #2   #2

               Chile
             #1     #1                       Argentina
                                                     #3

                        Rapid Subscriber Growth Across
                                 Latin America


Growth in Quarterly Subscribers
(In Thousands)

                                Growth - 522.5%
            -------------------------------------------------------
             320         485         681        1,317       1,992
            Mar-99      Jun-99      Sep-99      Dec-99      Mar-00

                       Rapid Page View and Revenue Growth

Page Views                                 Quarterly Revenues
(Per Month)                                ($ in Millions)
-----------------------------------        ----------------------------------

       Growth = 181.3%                              Growth = 164.8%
-------------------------------            ------------------------------
  251     290     464     706              $15.6   $20.0   $34.2   $41.3
June-99  Sep-99  Dec-99  Mar-00            Jun-99  Sep-99  Dec-99  Mar-00

                         The Internet's Leading Network

                                 [LYCOS Logo]


o    44% U.S. reach
o    148 Million page views per day worldwide
o    Four of the world's top 20 internet sites
o    $78M in Q3 revenues with $25M of cash flow
o    An acquisition integration success story
o    Earnings positive for 4 consecutive quarters
o    Met or exceeded consensus for 16 straight quarters

              Lycos: Leadership in North America, Europe and Asia


                               [GRAPHIC OMITTED]


LYCOS
Canada              LYCOS                                        LYCOS
                    Europe              LYCOS                    Korea
LYCOS                                Greater Asia

                                                                      LYCOS
                                                                      Japan

              The Leading Telecom Group in Spain and Latin America

                               [Telefonica Logo]

o    #1 Telco in Spain and Latin America
o    #6 Wireless service provider worldwide
o    #1 TV broadcaster in Spain and Argentina
     (#2 Pay TV)
o    More than 62 million customers

                              [Bertelsmann Logo]

                Bertelsmann delivers leading content worldwide as the premier content provider on Terra Lycos


Representative Brands
o    Random House (#1 publishing house worldwide)
o    CLT-UFA/Pearson TV (#1 TV producer worldwide, #1 TV distributor in Europe)
o    Gruner + Jahr (#1 magazine publisher in Europe)
o    BMG Entertainment (#4 music company in the world)
o Bertelsmann Direct (#1 in clubs worldwide, #2 in media e-commerce worldwide)
o    Bertelsmann Arvato (#1 Printing house in Europe,
o    #1 in distribution/services)


o Bertelsmann is the most global media company in the world and the leading media company on the Internet


o Bertelsmann occupies leading market positions worldwide with over 600 companies in 54 countries

                               [terra LYCOS Logo]


                 The Creation of a Global Leader in Internet,
                         New Media and Communications

                    Terra Lycos: Global Internet Leadership


o    Internet's Largest Footprint with operations in 37 countries
o    175 Million page views per day
o    Industry Leading Revenue Growth
o    Over $3b in cash
o    LTM Operating Margins of 30%
o    Mobile Leadership
o    Deep Alliances with Market Leaders:
     Telefonica and Bertelsmann

              Terra Lycos: A Global Leader in Key Internet Regions


                              [GRAPHIC OMITTED]

          Canada
            #1                     Western Europe
                                        #3                       Japan
                                                                   #2

U.S. Hispanics      United States
     #1                  #4                                      Korea
                                                                   #1


               Latin America
                    #1                           Asia Pacific
                                                     #1

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre
      Lycos Free
      Commundo
      Terra Line
      Terra Premium

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra
      Lycos Free     LYCOS
      Commundo       HOTBOT
      Terra Line     Angelfire
      Terra Premium  tripod

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra            QUOTE.COM
      Lycos Free     LYCOS            Gamesville
      Commundo       HOTBOT           terra
      Terra Line     Angelfire        sonique
      Terra Premium  tripod           invertia.com
                                      Wired News
                                      Big Brother
                                      LYCOS Zone

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra            QUOTE.COM          Lyco Shop
      Lycos Free     LYCOS            Gamesville         WINGSPANBANK.COM
      Commundo       HOTBOT           terra              BARNES & NOBLE
      Terra Line     Angelfire        sonique            BBVA
      Terra Premium  tripod           invertia.com       DeRemate.com
                                      Wired News         Amadeus
                                      Big Brother
                                      LYCOS Zone

                               Expense Synergies

o    Lycos Avoids Latin American Market Development
o    Terra Avoids US and Europe Market Development
o    Sales and G&A Leverage
o    Substantial Bandwidth Economies
o    Content Costs Greatly Reduced
o    Terra R&D eliminates search and community
o    Lycos R&D eliminates mobile products

                         Wireless Portal Joint Venture


                      o Access through wireless platform

                      o Content distribution to 20 million
                        customers

                      o Realtime E-Commerce
Telefonica Servicios                                     Terra LYCOS [Logo]
    Moviles, S.A.

                      o Anytime Anyplace

                      o Killer applications

                      Telefonica Mobile Market Leadership


                               [GRAPHIC OMITTED]


                                                       Spain
El Salvador                                             [pie]         59%
 [pie]      33%                                         [triangle]    79.5%
 [triangle] 316.1%


          Peru                               Brazil
           [pie]      69%                     [pie]      70%
           [triangle] 41.3%                   [triangle] 99.9%


          Chile                    Argentina
           [pie]      52%           [pie]      25%
           [triangle] 76.9%         [triangle] 113.4%

                                                        Key
                                                        ---
                                                        [pie]      Market Share
                                                        [triangle] March 1999 -
                                                                   March 2000
                                                                   Annual Growth


Only included subsidiaries managed by Telefonica
Data as of March 31, 2000, except for market share for Morocco, April 2000

                   Terra Lycos: Creation of Shareholder Value


o    Global Leadership
o    Large Scale and Diversified Revenues
o    Unparalleled Depth and Breadth of Access Platforms
o    Deep Telefonica and Bertelsmann Alliance
o    The Most Complete Investment Vehicle for Convergence
o    More than a $3b cash position
o    Opportunity to fully exploit premium assigned to first mover

                              [terra LYCOS Logo]